UNITED STATES
SECURITES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of the Registrant:

BANK OF AMERICA CORPORATION

2.	Name of the person relying on exemption:

FINGER INTERESTS NUMBER ONE, LTD.

3.	Address of person relying on exemption:

520 Post Oak Blvd., Suite 750, Houston, TX 77027

4.	Written Materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

Dear Shareholder:

The Cuomo Letter DOES NOT exonerate Ken Lewis or his board of directors.  To the contrary, it CONFIRMS:

A.
that Ken Lewis and the board of directors knew about major losses ($9 Billion) at Merrill Lynch PRIOR to the shareholder vote on December 5, 2008, and that they failed to disclose those losses to Bank of America shareholders in any proxy materials or otherwise PRIOR to the shareholder vote;

B.
that Ken Lewis and the board of directors did not have the courage to fulfill their legal duty to shareholders.  Faced with the threat of losing their jobs from Secretary Paulson, they backed down from calling off the Merrill transaction and ADMIT under deposition that Bank of America shareholders took the hit from Merrill’s losses;

C.
that Ken Lewis and the board of directors don’t really understand shareholder value.  In the face of massive losses at Merrill Lynch, Ken Lewis is still focused on size and footprint when he says “but we still thought we had an entity that filled two big strategic holes for us and over the long term….”

D.
that Ken Lewis and the board of directors failed repeatedly to take action to protect shareholders.  By failing to act, they painted themselves into a corner where the Bank of America shareholders were sacrificed “for the good of the country”.

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FULL DISCUSSION

ITEM A above – Look at the timing of events, and do not confuse the media headlines with the facts.  Initially, Ken Lewis said that the losses at Merrill Lynch occurred after the shareholder vote on December 5th, but before he went to Washington to discuss invoking the MAC clause on this transaction on December 17th.   The Cuomo Letter on page 2 confirms that Bank of America had knowledge of the losses at Merrill Lynch prior to the shareholder vote, and only became concerned after those losses accelerated.  “In six days (after December 8), Merrill Lynch’s projected fourth quarter losses skyrocketed from $9 billion to $12 billion, and fourth quarter losses ultimately exceeded $15 billion.”

There was no mention of any Merrill Lynch losses in the proxy statement issued to Bank of America shareholders, nor was there any disclosure of such losses prior to the shareholder vote on December 5th.   We believe these loss figures in the Cuomo Letter are after tax figures, as the $15 billion full quarter figure cited here ties back to the after tax loss figures reported by Merrill Lynch for the fourth quarter 2008.  These figures also tie back to the numbers cited by the WSJ article published 2/5/09 that showed pretax losses of $13.3 billion as of November 30, 2008.

Ken Lewis did not contact his legal counsel until December 14th, well after the shareholder vote and well after Merrill Lynch had already incurred $13.3 billion in pretax losses through the end of November.  Ken Lewis did not contact Secretary Paulson until December 17th to discuss invoking the MAC clause.  Before there was ANY government pressure to do anything, Bank of America had failed to disclose (read CONCEALED) over $13.3 billion in losses at Merrill Lynch from Bank of America shareholders before the December 5th shareholder vote.  The government had nothing to do with this.  This was caused by a total disregard for shareholders by Ken Lewis and the Bank of America board of directors.

Item B above – On page 3 of the Cuomo Letter, we see that on December 21, 2008, Ken Lewis was in discussions with Secretary Paulson to invoke the MAC clause.  Mr. Paulson, whose interests were in guarding the health of the overall financial system, threatened Mr. Lewis and his board of directors with dismissal if they invoked the MAC clause and terminated the Merrill Lynch transaction.  Rather than standing up to Mr. Paulson’s threats of dismissal and protecting his shareholders, Ken Lewis and the board met on December 22, 2008 and decided to preserve their jobs and salaries by not invoking the MAC clause.

Although the minutes of Bank of America’s state that the “Board clarify[ied] that is [sic] was not persuaded or influenced by the statement by the federal regulators that the Board and management would be removed by the federal regulators if the Corporation were to exercise the MAC clause and failed to complete the acquisition of Merrill Lynch.”, we believe otherwise.  Could the Treasury or Federal Reserve have actually removed Ken Lewis and his directors for fulfilling their duty to the Bank of America shareholders?

Item C above – on page 5 of the Cuomo Letter, Ken Lewis again tries to justify the Merrill Lynch merger as something of strategic value to Bank of America.  He again demonstrates that his focus is on building a bigger company, regardless of the impact on shareholder value and earnings per share when he admits that Bank of America shareholders would be taking the hit on Merrill’s losses, and adds, “but we still thought we had an entity that filled two big strategic holes for us, and over long term would still be an interest to the shareholders.”

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Item D above – Again, look at the timing of events.  Ken Lewis and this board of directors had full knowledge of significant and material losses at Merrill Lynch well before the shareholder vote on December 5th.  They took NO ACTION until after the shareholder vote.

Perhaps if they had disclosed the losses to shareholders in accordance with securities laws prior to the shareholder vote, then shareholders would not have approved the merger with Merrill Lynch, and there would never have been a need to consider invoking the MAC clause or being pressured by Secretary Paulson.

Perhaps if Ken Lewis and the board of directors had looked at the dilutive effects of the Merrill Lynch transaction from a shareholder value perspective rather than a footprint, size or scale viewpoint, then maybe they would not have paid an irresponsible premium price for Merrill Lynch that caused permanent dilution to Bank of America shareholders;

Perhaps if Ken Lewis and the board of directors had exercised more caution in the face of failing brokerage firms (Lehman) and frozen credit markets, they would have performed more due diligence, or paid a lower price to build in a margin for error, or more prudently structured the Merrill Lynch acquisition so that the price would be adjusted for unforeseen events, and structured a possible exit that would not be harmful to Bank of America and its shareholders;

Perhaps if Ken Lewis and the board of directors had taken early action, in October or November, when major losses at Merrill Lynch were already apparent, to renegotiate better deal terms for Bank of America and its shareholders, then there would have been no need to invoke the MAC clause and there would not be the massive dilution to Bank of America shareholders;

Perhaps if Ken Lewis and the board of directors had been prudent stewards of shareholders’ capital that were truly focused on fulfilling their primary duty to shareholders of  building and protecting shareholder value, they would not have gotten the Company into this mess in the first place.

The Cuomo Letter DOES NOT exonerate Ken Lewis or his board of directors.

We continue to urge you to VOTE AGAINST three directors that are standing for re-election at the Annual Meeting of Bank of America on April 29, 2009:
Vote AGAINST the election of KENNETH D. LEWIS to the board of directors
Vote AGAINST the election of O. TEMPLE SLOAN, JR. to the board of directors
Vote AGAINST the election of JACKIE M. WARD to the board of directors

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Andrew M. Cuomo	(212) 416-8050
Attorney General

April 23, 2009

The Honorable Christopher J. Dodd,	Mary L. Schapiro, Chairman
Chairman	U.S. Securities and Exchange Commission
U.S. Senate Committee on Banking,	Office of the Chairman
Housing, and Urban Affairs	100 F Street, NE
534 Dirksen Senate Office Building	Washington, DC 20549
Washington, DC 20510
Ms. Elizabeth Warren, Chair
The Honorable Barney Frank, Chairman	Congressional Oversight Panel
House Financial Services Committee	732 North Capitol Street, NW
Democratic Staff	Rooms C-320 and C-617
2129 Rayburn House Office Building	Mailstop: COP
Washington, DC 20515	Washington, DC 20401

Re:      Bank of America - Merrill Lynch Merger Investigation

Dear Chairpersons Dodd, Frank, Schapiro and Warren:

I am writing regarding our investigation of the events surrounding Bank of America's merger with Merrill Lynch late last year. Because you are the overseers and regulators of the Troubled Asset Relief Program ("TARP"), the banking industry, and the Treasury Department, we are informing you of certain results of our investigation. As you will see, while the investigation initially focused on huge fourth quarter bonus payouts, we have uncovered facts that raise questions about the transparency of the TARP program, as well as about corporate governance and disclosure practices at Bank of America. Because some matters relating to our investigation involve federal agencies and high-ranking federal officials charged with managing the TARP program, we believe it is important to inform the relevant federal bodies of our current findings. We have attached relevant documents to this letter for your review.

On September 15, 2008, Merrill Lynch entered into a merger agreement with Bank of America. The merger was negotiated and due diligence was conducted over the course of a tumultuous September 13-14 weekend. Time was of the essence for Merrill Lynch, as the company was not likely to survive the following week without a merger. The merger was approved by shareholders on December 5, 2008, and became effective on January 1, 2009.

The week after the shareholder vote - and days after Merrill Lynch set its bonuses -Merrill Lynch quickly and quietly booked billions of dollars of additional losses. Merrill Lynch's fourth quarter 2008 losses turned out to be $7 billion worse than it had projected prior to the merger vote and finalizing its bonuses. These additional losses, some of which had become known to Bank of America executives prior to the merger vote, were not disclosed to shareholders until mid-January 2009, two weeks after the merger had closed on January 1, 2009.

On Sunday, December 14, 2008, Bank of America's CFO advised Ken Lewis, Bank of America's CEO, that Merrill Lynch's financial condition had seriously deteriorated at an alarming rate. Indeed, Lewis was advised that Merrill Lynch had lost several billion dollars since December 8, 2008. In six days, Merrill Lynch's projected fourth quarter losses skyrocketed from $9 billion to $12 billion, and fourth quarter losses ultimately exceeded $15 billion.

Immediately after learning on December 14, 2008 of what Lewis described as the "staggering amount of deterioration" at Merrill Lynch, Lewis conferred with counsel to determine if Bank of America had grounds to rescind the merger agreement by using a clause that allowed Bank of America to exit the deal if a material adverse event ("MAC") occurred. After a series of internal consultations and consultations with counsel, on December 17, 2008, Lewis informed then-Treasury Secretary Henry Paulson that Bank of America was seriously considering invoking the MAC clause. Paulson asked Lewis to come to Washington that evening to discuss the matter.

At a meeting that evening Secretary Paulson, Federal Reserve Chairman Ben Bernanke, Lewis, Bank of America's CFO, and other officials discussed the issues surrounding invocation of the MAC clause by Bank of America. The Federal officials asked Bank of America not to invoke the MAC until there was further consultation. There were follow-up calls with various Treasury and Federal Reserve officials, including with Treasury Secretary Paulson and Chairman Bernanke. During those meetings, the federal government officials pressured Bank of America not to seek to rescind the merger agreement. We do not yet have a complete picture of the Federal Reserve's role in these matters because the Federal Reserve has invoked the bank examination privilege.

Bank of America's attempt to exit the merger came to a halt on December 21, 2008. That day, Lewis informed Secretary Paulson that Bank of America still wanted to exit the merger agreement. According to Lewis, Secretary Paulson then advised Lewis that, if Bank of America invoked the MAC, its management and Board would be replaced:

[W]e wanted to follow up and he said, 'I'm going to be very blunt, we're very supportive on Bank of America and we want to be of help, but' - as I recall him saying "the government," but that may or may not be the case - "does not feel it's in your best interest for you to call a MAC, and that we feel so strongly," — I can't recall if he said "we would remove the board and management if you called it" or if he said "we would do it if you intended to." I don't remember which one it was, before or after, and I said, "Hank, let's deescalate this for a while. Let me

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talk to our board." And the board's reaction was of "That threat, okay, do it. That would be systemic risk."

In an interview with this Office, Secretary Paulson largely corroborated Lewis's account. On the issue of terminating management and the Board, Secretary Paulson indicated that he told Lewis that if Bank of America were to back out of the Merrill Lynch deal, the government either could or would remove the Board and management. Secretary Paulson told Lewis a series of concerns, including that Bank of America's invocation of the MAC would create systemic risk and that Bank of America did not have a legal basis to invoke the MAC (though Secretary Paulson's basis for the opinion was entirely based on what he was told by Federal Reserve officials).

Secretary Paulson's threat swayed Lewis. According to Secretary Paulson, after he stated that the management and the Board could be removed, Lewis replied, "that makes it simple.

Let's deescalate." Lewis admits that Secretary Paulson's threat changed his mind about invoking that MAC clause and terminating the deal.

Secretary Paulson has informed us that he made the threat at the request of Chairman Bernanke. After the threat, the conversation between Secretary Paulson and Lewis turned to receiving additional government assistance in light of the staggering Merrill Lynch losses.

Lewis spoke with individual Board members after his conversation with Secretary Paulson. The next day, December 22, 2008, the Board met and was advised of Lewis's decision not to invoke the MAC. The minutes of that meeting listed the key points of Lewis's calls with Secretary Paulson and Chairman Bernanke:

(i) first and foremost, the Treasury and Fed are unified in their view that the failure of the Corporation to complete the acquisition of Merrill Lynch would result in systemic risk to the financial system in America and would have adverse consequences for the Corporation; (ii) second, the Treasury and Fed state strongly that were the Corporation to invoke the material adverse change ("MAC") clause in the merger agreement with Merrill Lynch and fail to close the transaction, the Treasury and Fed would remove the Board and management of the Corporation; (iii) third, the Treasury and Fed have confirmed that they will provide assistance to the Corporation to restore capital and to protect the Corporation against the adverse impact of certain Merrill Lynch assets: and (iv) fourth, the Fed and Treasury stated that the investment and asset protection promised could not be provided or completed by the scheduled closing date of the merger, January 1, 2009; that the merger should close as scheduled, and that the Corporation can rely on the Fed and Treasury to complete and deliver the promised support by January 20, 2009, the date scheduled for the release of earnings by the Corporation.

The Board Minutes further state that the "Board clarify [ied] that is [sic] was not persuaded or influenced by the statement by the federal regulators that the Board and management would be

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removed by the federal regulators if the Corporation were to exercise the MAC clause and failed to complete the acquisition of Merrill Lynch."

Another Board meeting was held on December 30, 2008. The minutes of that meeting stated that "Mr. Lewis reported that in his conversations with the federal regulators regarding the Corporation's pending acquisition of Merrill Lynch, he had stated that, were it not for the serious concerns regarding the status of the United States financial services system and the adverse consequences of that situation to the Corporation articulated by the federal regulators (the "adverse situation"), the Corporation would, in light of the deterioration of the operating results and capital position of Merrill Lynch, assert the material adverse change clause in its merger agreement with Merrill Lynch and would seek to renegotiate the transaction."

Despite the fact that Bank of America had determined that Merrill Lynch's financial condition was so grave that it justified termination of the deal pursuant to the MAC clause, Bank of America did not publicly disclose Merrill Lynch's devastating losses or the impact it would have on the merger. Nor did Bank of America disclose that it had been prepared to invoke the MAC clause and would have done so but for the intervention of the Treasury Department and the Federal Reserve.

Lewis testified that the question of disclosure was not up to him and that his decision not to disclose was based on direction from Paulson and Bernanke: "I was instructed that 'We do not want a public disclosure.'"

Secretary Paulson, however, informed this Office that his discussions with Lewis regarding disclosure concerned the Treasury Department's own disclosure obligations. Prior to the closing of the deal, Lewis had requested that the government provide a written agreement to provide additional TARP funding before the close of the Merrill Lynch/Bank of America merger. Secretary Paulson advised Lewis that a written agreement could not be provided without disclosure.

Lewis testified that there was no discussion with the Board about disclosure to shareholders. However, on the night of December 22, 2008, Lewis emailed the Board, "I just talked with Hank Paulson. He said that there was no way the Federal Reserve and the Treasury could send us a letter of any substance without public disclosure which, of course, we do not want." The December 30 Board meeting minutes further reflect that Bank of America was trying to time its disclosure of Merrill Lynch's losses to coincide with the announcement of its earnings in January and the receipt of additional TARP funds: "Mr. Lewis concluded his remarks by stating that management will continue to work with the federal regulators to transform the principles that have been discussed into an appropriately documented commitment to be codified and implemented in conjunction with the Corporation's earning [sic] release on January 20, 2009."

It also bears noting that while no public disclosures were made by Bank of America, Lewis admitted that Bank of America's decision not to invoke the MAC clause harmed any shareholder with less than a three year time-horizon:

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Q.	Wasn't Mr. Paulson, by his instruction, really asking Bank of America shareholders to take a good part of the hit of the Merrill losses?

A.	What he was doing was trying to stem a financial disaster in the financial markets, from his perspective.

Q.	From your perspective, wasn't that one of the effects of what he was doing?

A.	Over the short term, yes, but we still thought we had an entity that filled two big strategic holes for us and over long term would still be an interest to the shareholders.

Q.	What do you mean by "short-term"?

A.	Two to three years.

Notably, during Bank of America's important communications with federal banking officials in late December 2008, the lone federal agency charged with protecting investor interests, the Securities and Exchange Commission, appears to have been kept in the dark. Indeed, Secretary Paulson informed this Office that he did not keep the SEC Chairman in the loop during the discussions and negotiations with Bank of America in December 2008.

As this crucial recovery process continues, it is important that taxpayers have transparency into decision-making. It is equally important that investor interests are protected and respected. We hope the information herein is useful to you in your federal regulatory and oversight capacities and we remain ready to assist further in any way. We also note that we have been coordinating our inquiry with the Special Inspector General for the Troubled Asset Relief Program, whose investigation also remains open.

Very truly yours,

/s/ Andrew M. Cuomo
Andrew M. Cuomo
Attorney General of the
State of New York

cc:	Neil Barofsky
Special Inspector General
Troubled Asset Relief Program

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